1500 University Street, Suite 700
Date: March 16, 2012	Montreal QC, H3A 3S8
www.computershare.com

To: NYSE

Subject: Aurico Gold Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	13/04/2012
Record Date for Voting :	13/04/2012
Beneficial Ownership Determination Date :	13/04/2012
Meeting Date :	25/05/2012
Meeting Location (if available) :	TBA

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	05155C105	CA05155C1059

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Aurico Gold